Filed by Point.360
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9(a) under the
Securities Exchange Act of 1934

Subject Company: Point.360
Commission File No.: 0-21917
Date: April 20, 2007

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this document may contain forward-looking statements relating to Point.360, New 360, and/or DG FastChannel, Inc., such as statements concerning activities, events, or developments that Point.360 expects, believes, or anticipates will or may occur in the future. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the following: the risk that the exchange offer and the merger described below will not close because of a failure to satisfy one or more of the closing conditions; the risk that Point.360’s or DG FastChannel’s business will have been adversely impacted during the pendency of the exchange offer and the merger; the risk that the operations of the ADS business described below and DG FastChannel will not be integrated successfully; and the risk that the expected cost savings and other synergies from the transactions contemplated by the merger agreement and the contribution agreement described below may not be fully realized, realized at all, or take longer to realize than anticipated. Additional information on these and other risks, uncertainties, and factors is included in Point.360’s and DG FastChannel’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other documents filed with the Securities and Exchange Commission (the “SEC”).

Important Information for Shareholders and Investors

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Point.360, New 360, or DG FastChannel, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The exchange offer described below has not commenced, and any offer will be made only through a prospectus that is part of a registration statement on Form S-4 to be filed with the SEC by DG FastChannel. DG FastChannel will also file with the SEC a Schedule TO, and Point.360 will file a solicitation/recommendation statement on Schedule 14D-9, in each case with respect to the exchange offer. DG FastChannel and Point.360 expect to mail a prospectus of DG FastChannel and related exchange offer materials, as well as the Schedule 14D-9, to Point.360 shareholders. In addition, in connection with the spin-off described below, New 360 expects to file a registration statement on Form 10 with the SEC and to mail an information statement regarding New 360 to Point.360 shareholders. Shareholders and investors are urged to carefully read these documents and the other documents relating to the transactions contemplated by the merger agreement and the contribution agreement when they become available because these documents will contain important information relating to those transactions. Shareholders and investors may obtain a free copy of these documents after they have been filed with the SEC, and other annual, quarterly, and special reports and other information filed with the SEC by Point.360 or DG FastChannel, at the SEC’s website at http://www.sec.gov.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

POINT.360

Moderator: Alan Steel
April 17, 2007
11:45 a.m. CT

Operator: 360 DG Fast Channel Inc. Conference Call. Today’s call is being recorded.

At this time, I would like to turn the call over to your host today, Mr. Haig Bagerdjian.  Please go ahead.

Haig Bagerdjian: Good morning everyone. I hope you all read the news release by both DG and Point 360, and our unusual press release yesterday. We had both press releases to the public after close of business yesterday, after closing of the market. So, I will not dwell on fact, articulated in those press releases.

I’m assuming that you all read it. What rather I would do is briefly outline what we think the deal will go through in a way of processes and what are the steps we’ll be following in order to perpetuate what was underlining those press releases and then open the line for your questions. As articulated as contemplated, we signed the documents outlining the transactions yesterday.

From now until the end of the month, we’ll be working diligently with our accountants and auditors to prepare financials for the companies as one entity and, you know, pro forma looking forward, as far as, what the next 12 months will look for Nuco or New 360.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Once those documents are finalized, then we will file with the SEC, a (spin) of documents, whereby, we will deliver the shares to our shareholders for Nuco. Obviously, what are the regulatory requirements are we’ll follow and answer the questions and so forth.

Upon getting those questions answered and finalized, then there would be an event by actually we will deliver the shares and we’ll start trading for New 360. It would be a free standing company; current management will manage that enterprise.

And it is a plans to have the same board of directors, very heavy emphasis on having the independent board, maintain it’s roll in the Nuco and upon doing that, or soon around that time, DG will start it’s tender offer for our shares and so forth.

So, we anticipate all of this to take anywhere from 90 to 180 days. Again, we will do diligently to complete the transaction as quickly as possible. But it requires a few steps in the middle, first and foremost, as I indicated. Auditors finalizing their audit and two, we submitting other paperwork to SEC and DG conducting their tender offer and the process that it requires to go through.

At this time, I will open the lines for questions. Please feel free to ask any and all questions that you may feel appropriate.

Operator: Thank you. The question and answer session will be conducted electronically. If you would like to ask a question, please press star one on your telephone keypad. Please ensure that the mute function on your telephone is switched off to allow your signal to reach our equipment. We will take questions in the order that they are received. And we will take as many as time permits. If you find that your question has been answered, you may remove yourself from the queue by pressing star two. Again, please star one to ask a question. We will pause for just a moment to allow everyone to signal for questions.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Our first question comes from Chris Sansone from Robert and Company. Please go a head

Chris Sansone: Hi guys. Quick question. What do you expect CapEx to be in the New 360?

Haig Bagerdjian: By the way, I want to mention that Allan Steel, our Chief Financial Officer is with me on the conference call. So, feel free to address the question either to me or Alan, and we’ll be happy to answer.

As far as the CapEx is concerned, we have traditionally managed business in our CapEx, with the exception of one year, when we built a media center. Ranges anywhere from $1.5 million to $3.5 million, and we don’t anticipate, barring any kind of acquisitions and so forth, our CapEx to exceed that amount. Alan, is that a fair statement?

Alan Steel: Yes. I think that’s fine.

Chris Sansone: So is there a portion of that growth CapEx and maintenance CapEx? Or is that, you know, just to maintain your facilities from $1.5 to $3.5 million?

Haig Bagerdjian: Usually, it is half and half, in the way of maintenance CapEx versus growth CapEx. So, that constitutes on both elements.

Chris Sansone: OK and can you give us a sense for what the pro forma balance sheet’s going to look like?

Haig Bagerdjian: Alan, you want to …

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Alan Steel: Sure. Well, obviously, the receivables will be there. The payables, all those things associated with the postproduction entities that we own. The, probably be as interested in the debt and the equity portion as anything. We do not anticipate that there will be any net debt on the balance sheet.

We hope to have arrangements continue with the Bank of America and GE Capital and whether those - or the GE Capital turn notes remain outstanding is something that is our choice. But we will have, assuming that those are all paid off with the $7 million that DG is going to assume, plus the approximately $3 million in cash that they will pay for the Ads business working capital.

We should end up with somewhere between, oh, four and $7 million worth of cash on the balance sheet if we, in fact, would be debt free. So, that is - does that answer your question?

Chris Sansone: So, wait. You currently have $3.5 million in a …

Alan Steel: Currently outstanding is about $7 million worth of debt. And we don’t expect that to vary.

Haig Bagerdjian: Yes. And what we may do is, let me further explain. It’s simply, we pay that debt off we’ll have no debt and plus, maybe, $3-5 million cash. However, we may choose to maintain a term loan with GE. And if we do that, obviously the cash balance will be greater. And obviously, we contemplate spending that money in a wise way.

So, we never been accused of going and spending money for the sake of spending. We are looking for ways in which to employ that dollars to have a better return for our shareholders. So, we’ll, basically, follow that same principal, but the balance sheet should have roughly, anywhere from between $6-8 million of receivables. That right number, Alan?

Alan Steel: That sounds good.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Haig Bagerdjian: Yes, and then we’ll have appropriate level of payables and so forth, which, obviously will be less than that.

Alan Steel: And as far as, net fixed assets are concerned. Just one large item on the balance sheet. I would expect that about 90 percent of our existing asset remain with the ongoing New 360. Only ten percent go with the Ads distribution portion of the business.

And if you’re interested in the good will portion, we allocate or our belief is that approximately $9 million worth of the good will belongs to the post and the rest of it will be sold. Because, we have treated ourselves and the SEC has agreed, that we have been one reporting entity so, we need to allocate that good will between the two enterprises.

Haig Bagerdjian: Yes. I think a fair assessment would be we hope to have our audit concluded in a short order. And the reason why, both Alan and I we’re being hesitant. It is not that we don’t want to be forth coming, it’s just those things, you know, we want to wait until the auditors do their job so that we can reflect appropriately.

We don’t want to ((inaudible)) any investor as to how the balance sheet will look for the new entity. So, that’s the only reason we are being a little hesitant.

Chris Sansone: Sure, but just so I’m clear then. DG is going to assume $7 million in debt, and at that point, how much will there be on the balance sheet?

Alan Steel: If it was today, there would be no debt on the balance sheet.

Chris Sansone: OK. And then on the cash side, following the transaction you expect there to be $3-5 million in cash.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Alan Steel: Right.

Chris Sansone: OK. Thank you.

Haig Bagerdjian: Thank you. Any other questions, please.

Operator: We now have a question from (Jim Lester) from (San Post Fasteners). Please go a head.

(Jim Lester): Hey guys. Just a quick question. The - or quick question and some less quick questions. But the first one is, the CapEx you said is traditionally been one and half to three and it’s going to stay the same going forward? There’s no decrease in CapEx, given the smaller company?

Alan Steel: Actually, historically the side of the business that was announced to be sold to DG, usually, did not consume a lot of the CapEx. Because, it was doing mostly standard duplication and most of the investment has been in the IT arena and so forth and so on.

So, all of those assets, IT, IP, intellectual property assets and so forth, was always used for both sides of the business and that will be continuing to be used with the (pose). So, you know, there might be some less spenditure, but the range between 1.5 and 3 covers that, whatever decrease might be. Due to the fact that now, as distribution business is going to separate entity.

(Jim Lester): OK. And for New 360, you gave a ((inaudible)) guidance of three to five out there.

Haig Bagerdjian: I think it was four to six.

(Jim Lester): Four to six. Yes. What is roughly going to be the EBITDA for that part of the business for 2006?

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Haig Bagerdjian: Alan, do you have those numbers?

Alan Steel: I do not have that number off hand.

Haig Bagerdjian: Yes, because we always look at it as an, you know, combined entity. And again, we don’t want to mislead until the audit is done. Once, they sort it out and allocate what the historic was looking back, we’ll be able to give you a better guidance.

Alan Steel: And that number will be in the information statement that will be filed with the SEC once the audit is completed.

(Jim Lester): OK. Just let me ask in a different way. How do you come up with that estimate, then? What are the inputs if the businesses have always been operated together?

Alan Steel: Well, as far as, splitting out the two entities, we have to take the corporate group, of which Haig and I are part of, and the support services, such as accounting and billing and credit and HR and all those sorts of things. And allocate those on various basis. Also, we have to assign a portion of these existing debts to each side of the equation, as well as, income taxes.

And so those are, that and those and the corporate allocation, splitting the corporate allocation between the two, is what will dictate what the reported EBITDA will be. So, those exercises are occurring, as we speak.

(Jim Lester): And just to be sure that the reported EBITDA is going to include full load of corporate expense?

Alan Steel: It will include the fair share of corporate expense for each side.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Haig Bagerdjian: And however, to clarify what Alan is saying. And I believe you’re asking, as far as, the New 360 going forward. Yes, it would have a full burden of freestanding entity with all of the functions embedded in it. And the wide range of four to six contemplates, you know, the determination of all this details and so forth.

So, as soon as, we have a better view of that, we’ll come back with a more clarifying statement as to what the more precise number is, you know, between the ranges that we are articulate already.

(Jim Lester): Got it. And also, just to be clear. That four to six is a number that includes a full year. Because, obviously, the transaction is not going to happen until mid to late ’07 and that number includes, kind of, a run rate pure play separated company.

Haig Bagerdjian: Correct.

(Jim Lester): OK.

Haig Bagerdjian: Correct.

(Jim Lester): And then, what are your plans for the (digi) shares that you’re going to receive as part of this transaction?

Haig Bagerdjian: All the shares go directly to the shareholders. The transactions contemplated, they are tax free on a corporate level for the merger because it will qualify as a tax free reorganization and as far as the spin off is concerned, even though it’s taxable on the corporate level, that because the base of that, those assets are such, we don’t think it will be a taxable event on the corporation level.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

And as far as the shareholders are concerned, it would be, again, tax-free distribution under 355. So all the shares that we will get as a consideration from the DG will be directly delivered in a tender offer, to our shareholders. Current shareholders, excluding DG.

(Jim Lester): I’m sorry; I phrased the question poorly. Haig, what are your plans for the shares that you’re going to receive given your ownership of the company?

Haig Bagerdjian: For DG?

(Jim Lester): Yes.

Haig Bagerdjian: I thought this was a corporate call and not a private. OK. I’ll …

(Jim Lester): Let me. OK. I mean, I guess the question is, does it make sense for you to keep, what would still be the bulk of your wealth, than in DG, as opposed to somehow exchanging those shares, try to monatise those shares and increase your ownership of the New 360, which, you’ll obviously have a bigger roll in.

Haig Bagerdjian: Obviously, we, as a company, as a board, we looked at considerations. What is it fair, as far as, vote, as a number and as an instrument? And we feel very comfortable taking DG share as a currency and we would not have done the deal if we didn’t think DG’s currency stock, as such, was a prudent instrument to take.

I am bullish on DG. I think this is good for our shareholders and as far as, personally what I would do, I have agreed to have a 90 day stand still, where by, I would not sell my shares in DG for 90 days. Past that, obviously to concentrate our holding, what I would do, very much would depend on my financial, you know, financial consultants, advice and so forth.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

And I will take all that into consideration, you know, to make it any kind of a personal issue decision. But as far as, the company is concerned, we believe that there is an upside today. Already investors of DG have articulated that by increasing the share value, share price from, I believe below 17 to over 18.

So obviously, our shareholders have liked what we have done. The price, so far, has been up around 40 percent or so. So, it seems to me that our judgment and advisors judgment, taking the currency, as such, has been a prudent one. And as far as, what each individual investor does, I will leave that up to them.

But if we were not high at this juncture, we would not have taken that stock as a consideration.

(Jim Lester): OK. Great and then, just a final question. You mentioned the cash that’s going to be at the New 360. Would your preference be to grow the company, either within postproduction or outside postproduction? And if not, would you consider some sort of a dividend or some sort of other use for the cash?

Haig Bagerdjian: Absolutely. Listen. You know, me being a large shareholder and will continue to be a large shareholder of New 360, I strongly believe that if we can not find a better use for the money of growing the business then, definitely, it is worth giving to the shareholders, so they can do a better job than what we can.

Having said that, I do believe that we have some good ideas. How to employ that money in order to get a better return for our investors. Good thing about the New 360 is that as articulated in a press release, it does more than postproduction. And we will be looking very diligently, how to grow within that service offerings that we currently get engaged in a day-to-day basis.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Because we do have a very, very prestigious customer base. And the needs of those customers are articulated in a multiple ways, as you know, the convergence of media in an outlook for a different space for the media to be delivered. You know, they call it had, you know; now there’s a new terminology for it. Had casting, instead of broadcasting.

Now, they’re talking about how the media can go into individuals, utilizing different vehicles and so forth. We believe that there is an opportunity for us to use that money to get into areas that we are in a very small participant today and grow into the areas that are more profitable. And we don’t get, kind of a stock into the low margin side of the business.

We’ve been pruning, sort to speak, for the last four or five years, getting rid of a lot of businesses that have not been profitable. And with strong balance sheet that will come out of this and some cash in hand, it will give us some freedom to think about taking some bolder steps into a areas that could yield better results for our shareholders.

(Jim Lester): Great. Well, congratulations on a great transaction.

Haig Bagerdjian: Thank you.

Operator: We now have a question from (Arash Beek) from ((inaudible)). Please go ahead.

(Arash Beek): Hi. I had a couple of quick questions. ((Inaudible)) you mentioned that they will be giving $3 million to New 360 for the working capital of the spot business. Is that correct?

Haig Bagerdjian: Yes it is. The way it will work is that, as part of the acquisition, they will be getting the receivables and payables for that sector of the business. And any overage over that, over actually, that they will get $1 million. And between those two differences, any and all money over and above that will come back to us.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

And we estimate, and that’s not a firm number, we estimate that number to be roughly $3 million. It could be a little more, a little less. But it is the estimate as of today.

(Arash Beek): Thank you. And another question was, in Q4 you mentioned that a major studio was to add you to the preferred vendor list. Is that correct?

Haig Bagerdjian: Yes, we’re, we have gotten all the indication that that will be the case. However, final decision has not been made. They’re having a little difficulty of sorting out how to extend the preferred vendor list and once we have that information we’ll notify all of our shareholders. As of now we are still in, kind of, a trial period.

(Arash Beek): And is that - is this relevant to the postproduction business or the spot ad business?

Haig Bagerdjian: It mostly post production side of it. There could be a little bit of overflow or spillover into spot side of it. But mostly it is the postproduction side.

(Arash Beek): OK. And I understand that the as the side of sales of revenues and they some HD sales come mostly on the postproduction side and not on the part of distribution business. Is that correct?

Haig Bagerdjian: I didn’t understand the question. Will you please rephrase it?

(Arash Beek): What I was saying was that HD sales primarily happen on the postproduction side of the business and not in the ad distribution business. Is that correct?

Alan Steel: Are you asking for a break down between post and …

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

(Arash Beek): Yes.

Alan Steel: Oh, approximately one third of our business is on the ads distribution side with the remainder on the post.

(Arash Beek): And HD constitute any part of this business?

Haig Bagerdjian: Absolutely. I think HD growth is very, very expressed on both sides of the business. Obviously, HD being part of postproduction much longer than it has been. In the ad side of it. Ads side of the business is just getting the most of the contents starting to be delivered in HD.

However, in the post side, we’re working with HD for last five, six years. So, that is getting firmer and the real growth in HD side for the post, comes in a way of high definition DVD and Blu-ray. A lot of the content acting market in a regular DVD format is now being repurposed and reintroduced to the market by in the way of Blu-ray and HD DVD.

And we think that sector will accelerate, because majority of the new content is being released, both in the standard def and in a high def format. And obviously, as far as the, even in the ads, you know, creation of the advertisements, those, as they start being more and more developed and finished in the high def, we’ll participate in a creation part of that.

So, it would have a positive impact on both us and in a company like DG because as we do the post, they will be doing delivery. So, it is a creative on both sides.

Male: Excuse me. I have a follow up question. Could you - can you answer, is there any comparable public companies in the post production side that we can look at to see where, you know, what could be the value of New 360, once it’s spun out?

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Haig Bagerdjian: I’m having a hard time looking at that, just because there’s no pure plays out there. The closest that comes to us would be Liberty Media. They are, obviously, much larger company and they are embedded in with the discovery and so forth.

But some of the elements in that large company is direct competitor of ours and they offer similar services that the New 360 will be offering.

Male: So, that’s DGIT will have similar services as yours?

Haig Bagerdjian: No. No. I’m talking about Liberty Media. Assent, the old Liberty Media now, a sense that is public company and Alan do you know what symbol they trade?

Alan Steel: I don’t. No I don’t.

Haig Bagerdjian: But if you look Assent Media that would be as close as I can come up with. There are no other truly comparable companies that do trade or do engage in services that we ((inaudible)) use.

Male: When you split the businesses up, what was this part of the New 360 portion. What is that growing at, what kind of growth rate do you expect this business to grow at in the foreseeable future?

Haig Bagerdjian: Up until last year, it was declining, by design and by compression of prices. The - until we start adding some new components into that sector of our business, we have seen, either, decline by way of compression pricing or we have forgone some of the services because they became to generic or to low in the margins, such as DVD duplication, voiceovers, so forth and so on.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Alan, can you look back and see ((inaudible)) and get our shareholders the growth between 2005 and 2006, in that sector?

Alan Steel: Yes, that sector grew by about, oh, one percent, is all in 2006 over 2005. Then in 2000 there was a larger increase in 2004 to 2005 because we acquired IVC midway through the year. As you probably saw in the recent press release, we just acquired a sophisticated computer graphics company called Eden FX in March, which will contribute to 2007 growth.

We expect them to do in the neighborhood of $4 to $4.5 million of annual sales first year. So, expect to see some growth in that segment or in that portion of the business, here in the next 12 months.

Haig Bagerdjian: I think to further clarify is that the areas in which we will be growing are - would be the big percentage, as far as, in that particular sector, but overall they constitute small percentage of total mix, so it will not be expressed as a large increase as a over all. So, but again, what I like to do on prospect of the New 360, let us finish our audit.

And let us get that behind us, so we have a firm base onto which we can then apply the forecast and come and educate you better as to what the outlook will be in the way of a top line and bottom line and so forth.

(Arash Beek): What will be the growth rate on the spot ad distribution business? Do you have any idea of that?

Haig Bagerdjian: I don’t want to speculate because, obviously, the model that we employed at Point 360 and the model DG’s going to employ are completely different. We’re not vertically integrated and they are. So, I can't really predict for them. I think you should refer that question to DG. As to what that side of the business will grow.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

(Arash Beek): ((inaudible)).

Haig Bagerdjian: Pardon me?

(Arash Beek): But historically, what has been the growth rate?

Haig Bagerdjian: We have seen that business going - few years ago we used to do $27 million and, you know, we’re projecting for 2007 to be roughly 20.6 million, Alan, is that is that right?

Male: ...that’s correct.

Haig Bagerdjian: Alan? No, I think somebody left their phone on so will you please mute, everybody there, your phone so that …

Male: Operator.

Operator: We will now take our next question from Alain Weber from JP Morgan. Please go ahead.

Haig Bagerdjian: Yes …

Alain Weber: Good afternoon. I had a few a few questions. One is with the post - you know, with the new company can you talk about, from a revenue perspective, I don’t mean in exact dollars just kind of where you’re really going to earn, you know, where you’re going to be earning the largest amounts of money.

You talked about post production and in the 10-K you talked about a lot of different services. Can you just really talk about which ones are really most important to the company?

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Haig Bagerdjian: I’ll try to give you a better picture. We are really an integrated service offerer when it comes to manipulation, archival and repurposing of content.

So anything that comes out of a camera - that being a digital camera or a traditional film camera - any permutation of that content, irrespective of what that content is it can be a one hour show, it can be a sit-com it can be a feature film or an advertisement it goes through a life cycle of preparation for initial release and then subsequent releases.

So, in that, the heavy emphasis for our side of the business or the side that will constitute part of the New 360 is what is it called mastering. We do a substantial amount of content manipulation for repurposing yet to a different outlet such as DVD or secondary releases and so forth.

So, that aspect of business probably is roughly 20 percent of the mix at times reaching 30 percent of the mix and that would be a strong component going forward. As the new technologies evolve that process is being imbedded in what is it called Digital Intermedia or short its DI. We think that that will be the growth area for the company.

Going into a new way of capturing the content through its initial creation and then subsequent manipulation of it because DI refers to having a digitally stored content whereby the processing can be done in a parallel instead of in a linear fashion.

So where before it had to go through A then B then C, you know, from (day leading) to editing and then to color correction and so forth, now those processes could be done in a big server and different parts of the work flow can be done not in a sequence but in a more complicated and holistic way.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

So, we think that particular aspect of business would grow as time goes. So, but mastering right now is the most pronounced one service area that we are engaging.

Alain Weber: OK and are you - you’re not closing any offices are you?

Haig Bagerdjian: No, we’re not.

Alain Weber: So, well then, can you explain in the DG press release when they talk about ((inaudible)) integrating some of your offices, and so I kind of asked them ((inaudible)) I’m still not clear, are you going to have in essence, shared offices were you going to have an office in New York and part now will be post production and part will be distribution that you will be selling off?

Haig Bagerdjian: What we will be delivering - and again those questions I think are bettered answered by them I will not even try to answer for DG, but what I would clarify from our side, we will be putting five of the facilities into what, or it will be retained in Point.360 and that entity will be merged with DG. Those facilities include one in L.A., San Francisco, Dallas, New York, and Chicago.

So, post merger, when New 360 becomes a separate entity we will not have operations outside of L.A. basin.

All of our facilities will be located in L.A. basin and those facilities that are outside of L.A. and one in L.A. so there’s five facilities, would be, you know, whatever DG decides to do - what is the most prudent thing for them to do to make sure they get the benefit of a business that they are going to acquire and the businesses that they have.

So, any kind of a synergistic play that they do most likely it would be, you know, with those facilities. But we will not …

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Alain Weber: Oh. OK. I didn’t know…

Haig Bagerdjian: … we will not be looking to close any of our facilities.

Alain Weber: Right. I - OK I thought you were going to continue to have facilities in New York and Chicago and that’s what I - and now you’ve made it clear they’re going to be taking over those facilities. OK.

Haig Bagerdjian: Yes. We will be - all of our facilities will be in L.A. basin and we’ll have a lot more focus, we will have a lot more kind of a reach into looking at ways of energizing and utilizing the space available for, you know, for New 360.

Alain Weber: OK and then you said earlier that you were going to have some kind of a stand still and once that stand still is done, as you said, you know, existing shareholders can do what they want with the stock, will there be any relationship between you, between the New 360, and DG?

Haig Bagerdjian: Yes. We have a long term deal that will be resolved at this transaction whereby any and all services that we can provide for them. We’ll be continuing to do that for them.

So, obviously as part of an offering, we - you know, coming into this transaction, we had one integrated entity and we had advantages in marketplace by playing on the both sides of the content creation and content delivery and some of the services would be ideal for DG to utilize and currently some of it they do it in-house but some of it they outsource and anything that they outsource, we will have an agreement in place to take advantage of that relationship.

Obviously we’ve got to earn our stripes, we’ve got to provide good service and, you know, price has got to be right and everything, but I believe that the agreement that we will have as a result of this transaction will contemplate for them to use us on a on a need to, you know - as needed basis.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Alain Weber: But does the same hold then on - will you do distribution going forward that it will be done - you will try to gear it towards DG?

Haig Bagerdjian: No, the DG - I mean, distribution side of the business is being sold to them, so we will be not in that sector anymore. You know, they will get that business.

Alain Weber: OK. Oh, OK, and then in the 10-K from, I guess it was maybe two years ago, there was actually a law suit between - DG filed some kind of a claim between - regarding you and (Pat Sawyer) and I’m not sure I understand what it was about, is that remaining or is that - where does that stand?

Haig Bagerdjian: That will be - it’s gone. It’s released and there will be no further claims between the entities …

Alain Weber: OK

Haig Bagerdjian: … as far as, you know, that past is concerned.

Alain Weber: OK. I think - OK, great. Thank you very much.

Haig Bagerdjian: Thank you.

Operator: We now have a follow up question from Chris Sansone from (World Virgin Cap Company). Please go ahead.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Chris Sansone: Hi. Where did you electronic send your ad - over what network did you electronically send your ads prior to the DG fast channel agreement?

Haig Bagerdjian: We used multiple outlets. We used Vivex. We will continue using it until, obviously, until the transaction is done. We use CBS, we used GlobeCast, we used Smart Jog. GlobeCast and Smart Jog were international delivery but domestically, primarily, we used Vivex and CBS and up until 2005 we used also DG.

Chris Sansone: OK …

Haig Bagerdjian: Actually to be even more precise, up until December of this year, for one client, Pepsi, we used DG also. So …

Chris Sansone: OK and I know there is an investment, on your part, in the ad delivery business - you know, in the infrastructure and technology. What happens now with that equipment, specifically the equipment that relates to the, you know, the dub and ship part of your delivery business?

Haig Bagerdjian: All those, all of the assets that are employed by that sector of the business will be transferred to DG.

Chris Sansone: OK, great. Thanks.

Haig Bagerdjian: Thank you.

Operator: Once again, to ask a question, please press star one on your telephone key pad. It appears we have no further questions at this time.

POINT.360
Moderator: Alan Steel
04-17-07/11:45 a.m. CT
Confirmation # 4424935

Haig Bagerdjian: With that, I thank all of you and I thank you for your patience I know a lot of the information was, ranges in the way of ((inaudible)) top line and as soon as we come out of the audit, we’ll submit those in the way of a filing information to the SEC and our shareholders will have a knowledge, much better knowledge as to what the pro forma looks on New 360. Thank you again, and have a wonderful day.

Operator: Thank you. Ladies and gentleman, that will conclude today’s conference call. Thank you for your patience, you may now to disconnect.

END